820-3120

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.d[redacted]
E-mail: press.c[redacted]

DSM

03 MAY 15 AM 7:21

03050893

SUPPL

11E

28 April 2003

First-quarter net profit EUR 73 million, 7% higher than in Q1 2002

- *Sales up 7%, mainly due to autonomous volume growth (9%).*
- *Operating profit from ongoing activities 12% higher than in Q1 2002.*
- *Second-quarter operating profit seems to be developing around the level of the first quarter of 2003.*

EUR million	first quarter 2003	2002	+/-
Ongoing activities:			
Net sales	**1,453**	**1,360**	**7%**
Operating profit plus depreciation & amortization (EBITDA)	187	180	4%
Operating profit before amortization of goodwill (EBITA)	**97**	**88**	**10%**
- Life Science Products	52	53	-2%
- Performance Materials	34	28	21%
- Industrial Chemicals	21	7	200%
- Other activities	-10	0	
Operating profit (EBIT)	**91**	**81**	**12%**
Discontinued activities (DSM Petrochemicals):			
Net sales	-	471	
Operating profit plus depreciation & amortization (EBITDA)	-	42	
Operating profit (EBIT)	-	12	
Total DSM:			
Net sales	1,453	1,831	
Total operating profit (EBIT)	91	93	
Profit on ordinary activities after taxation	72	68	
Extraordinary profit after taxation	-	-	
Net profit	**73**	**68**	**7%**
Per ordinary share in EUR:			
- profit on ordinary activities after taxation	0.69	0.65	
- net earnings	0.70	0.65	
Average number of ordinary shares (x million)	96.0	96.3	

DSM Press Release

DSM

First-quarter net profit EUR 73 million, 7% higher than in Q1 2002

General
In the first quarter of 2003 DSM posted an operating profit from ongoing activities of EUR 91 million, which is EUR 10 million higher than in the first quarter of 2002. The *net profit on ordinary activities* amounted to EUR 72 million, which is EUR 4 million (6%) higher than in Q1 2002. Total *net profit* amounted to EUR 73 million due to minority interests.

Commenting on the results, DSM Managing Board Chairman Peter Elverding said: *"The first quarter was characterized by a strongly declined dollar exchange rate, high raw-material prices and hesitant economic conditions. In addition, we faced one-off costs relating to a business interruption at DSM Chemicals Rotterdam. Against this background, the first quarter was satisfactory for DSM. Both our operating profit and our net profit were higher than in the first quarter of 2002. In the first quarter we were able to profit immediately from slight improvements in some markets, as indicated by our strong autonomous volume growth of 9%.*

However, market prospects continue to be so uncertain that, despite the encouraging first-quarter result, we are unable to make a statement yet about the whole of 2003.The second-quarter operating profit seems to be developing around the level of the first quarter of 2003."

Net sales (ongoing activities)

EUR million	**first quarter 2003**	**2002**
Life Science Products	503	517
Performance Materials	458	449
Industrial Chemicals	388	291
Other activities	104	103
Total	1,453	1,360

Net sales in the first quarter of 2003 were up 7% from the first quarter of 2002. The main contributing factors were the autonomous volume growth in all clusters (overall autonomous growth being 9%) and a 5% increase in average selling prices. Lower exchange rates for the US dollar, the pound sterling and the yen had a negative effect of 7%.

Operating profit
The operating profit from ongoing activities for the first quarter was EUR 91 million, which is 12% higher than in Q1 2002. The increase in operating profit was mainly a result of higher sales volumes. Despite an increase in average selling prices, margins were on balance lower due to a very strong increase in raw-material prices.

Review by cluster

Life Science Products

EUR million	first quarter 2003	first quarter 2002
Net sales including intra-Group supplies	516	531
Operating profit plus depreciation and amortization	92	90
Operating profit	52	53

Despite a 4% increase in sales volumes, sales of this cluster decreased by 3% compared with Q1 2002 due to the effect (-7%) of lower exchange rates. The operating profit remained at the level of Q1 2002. The EBITDA margin (EBITDA / net sales) was 18%. DSM Pharmaceutical Products felt the effects of the delay in the introduction of new products in the pharmaceutical industry and the resulting overcapacity. As a consequence, it posted a negative operating result. Improvements are expected in the next few quarters. In view of the situation in the market, restructuring measures are being prepared. Whereas the branded pharmaceutical products of DSM Pharmaceutical Products were under pressure, DSM Anti-Infectives' generic products showed a very strong performance. This business group posted a strong increase in sales and operating profit compared with the first quarter of 2002, due in part to strongly increased sales of clavulanic acid and the effect of the restructuring operations that have been implemented successfully since early 2000. DSM Food Specialties saw its sales and operating profit decrease as a result of the weaker dollar. The operating profit of DSM Fine Chemicals and DSM Bakery Ingredients was at the same level as in Q1 2002.

Performance Materials

EUR million	first quarter 2003	first quarter 2002
Net sales including intra-Group supplies	459	462
Operating profit plus depreciation and amortization	54	50
Operating profit	34	28

This cluster's sales in the first quarter of 2003 were at the Q1 2002 level. Higher sales volumes for virtually all activities (overall volume growth 9%) compensated for the effect of the lower exchange rate for the US dollar and the lower selling prices at DSM Elastomers and DSM Coating Resins. With the exception of DSM Elastomers, which saw its margins decrease, all units posted a higher operating profit than in Q1 2002. The operating profit for the cluster was also substantially above the level of Q4 2002.

Industrial Chemicals

EUR million	first quarter 2003	2002
Net sales including intra-Group supplies	421	318
Operating profit plus depreciation and amortization	42	29
Operating profit	21	7

This cluster's sales and operating profit showed a very strong increase compared with the Q1 2002 level as a result of higher sales volumes and selling prices. Sales increased by EUR 25 million due to the consolidation of DSM Nanjing Chemical Company (a caprolactam producer). All business groups performed better than in Q1 2002, with the exception of DSM Energy, whose oil and gas production decreased. After having been in the red for several quarters, DSM Agro once again posted a positive operating result.

Other activities

EUR million	first quarter 2003	2002
Net sales including intra-Group supplies	104	104
Operating profit plus depreciation and amortization	-1	11
Operating profit	-10	0

The negative operating result of Other activities was due to the fact that part of the financial damage caused by a fire at DSM Chemicals Rotterdam was borne by DSM's captive insurance company.

In the second quarter of 2003 a serious accident occurred at DSM Melamine in Geleen (Netherlands), which sadly resulted in three fatalities. Part of the damage to the melamine plant, will also be borne by the captive insurance company in the second quarter, which will have a comparable negative effect.

Net profit

The *Balance of financial income and expense* amounted to an interest expense of EUR 1 million, which is EUR 7 million lower than in Q1 2002. This improvement was due to an increase in financial income resulting from the investment of the revenues from the sale of DSM Petrochemicals.

At 22%, the *effective tax rate* in Q1 2003 was higher than in Q1 2002 (18%). The increase was due to the decrease in the proportion of profit elements taxed at a low rate.

The *Profit from non-consolidated companies* improved by EUR 4 million, mainly because of the higher result of Methanor.

The *Profit on ordinary activities after taxation* increased by EUR 4 million (6%).

Net profit increased by EUR 5 million (7%) compared with Q1 2002 and stood at EUR 73 million.

Cash flow, capital expenditure and financing

In Q1 2003 the cash flow (net profit plus depreciation and amortization) amounted to EUR 169 million, EUR 28 million less than in Q1 2002, when the cash flow still included the contribution from DSM Petrochemicals. At EUR 90 million, capital expenditure was slightly below the level of depreciation and amortization.

The net surplus decreased due to the consolidation of the net debt of DSM Nanjing Chemical Company (China).

Workforce

As a result of consolidations (mainly DSM Nanjing Chemical Company) the workforce increased by 1,136. The organic decrease amounted to 290.

Progress made in acquisition of Roche's vitamins, carotenoids and fine chemicals business

Following the signing of the contract on 10 February 2003, DSM and Roche took the various steps necessary to obtain the authorities' approval.

Outlook

The general economic outlook and trading conditions in DSM's main end markets continue to be hesitant and uncertain. The first quarter showed a stable profit development despite the much weaker dollar and higher raw-material prices. It is still too early now to draw conclusions from this for DSM for the whole year 2003. The picture that emerges for the various clusters is as follows.

The Life Science Products cluster is expected to post an operating profit for the whole of the year which, barring a strong further decrease in the dollar exchange rate, will be at the 2002 level, the expectation being that the second half of the year will be better than the first half.

For the Performance Materials and Industrial Chemicals clusters, developments in sales volumes to the automotive industry and the E&E industry and in raw material prices are uncertain factors.

DSM's operating profit for the second quarter seems to be developing around the level of the first quarter of 2003.

Heerlen, 28 April 2003
The Managing Board of Directors

DSM Press Release

DSM

Important dates:

Publication of second-quarter results:	Friday, 25 July 2003
Interim dividend 2003:	Monday, 11 August 2003
Publication of third-quarter results:	Monday, 27 October 2003
Annual Report 2003:	Wednesday, 11 February 2004
Annual General Meeting:	Wednesday, 31 March 2004

For more information:

Media
DSM, Corporate Communications,
Tel. (31) 45 5782424, fax (31) 45 5740680
E-mail: media.relations@dsm.com

Investors
DSM Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www. dsm.com

DSM Press Release

DSM

Consolidated statement of income (2002: including discontinued activities)

EUR million	first quarter 2003	2002
net sales	1,453	1,831
operating profit plus depreciation and amortization	187	222
operating profit before amortization of goodwill (EBITA)	97	100
amortization of goodwill	-6	-7
operating profit (EBIT)	91	93
balance of financial income and expense	-1	-8
profit on ordinary activities before taxation	90	85
taxes on profit on ordinary activities	-20	-15
profit from non-consolidated companies	2	-2
profit on ordinary activities after taxation	72	68
extraordinary profit after taxation	-	-
group profit after taxation	72	68
minority interests' share	1	0
net profit	73	68
net profit	73	68
dividend on cumulative preference shares	-6	-6
net profit available to holders of ordinary shares	67	62
cash flow	169	197
depreciation and amortization	96	129
capital expenditure	90	115
per ordinary share in EUR*:		
- profit on ordinary activities after taxation	0.69	0.65
- net earnings	0.70	0.65
- cash flow	1.70	1.99
average number of ordinary shares (x million)	96.0	96.3
number of ordinary shares at end of quarter (x million)	94.4	96.3
workforce	19,221	**18,375
of which in the Netherlands	8,250	**8,302

* After deduction of dividend on cumulative preference shares.
** Year-end 2002.

DSM Press Release

DSM

Consolidated balance sheet

EUR million	end of March 2003		year-end 2002	
fixed assets				
intangible fixed assets	457		462	
tangible fixed assets	2,958		2,885	
financial fixed assets	238		292	
	---------		---------	
		3,653		3,639
current assets				
inventories	972		944	
receivables	1,483		1,439	
cash / marketable securities	2,969		2,974	
	---------		---------	
		5,424		5,357
		---------		---------
Total		9,077		8,996

EUR million	end of March 2003		year-end 2002	
group equity				
shareholders' equity	5,107		5,142	
minority interests' share	67		44	
	---------		---------	
		5,174		5,186
equalization account		36		32
provisions		629		682
long-term liabilities		1,439		1,337
current liabilities				
- interest-bearing	646		599	
- non-interest-bearing	1,153		1,160	
	---------		---------	
		1,799		1,759
		---------		---------
Total		9,077		8,996

capital employed	4,717	4,570
net debt	-884	-1,038
group equity / total assets	0.57	0.58
net debt / group equity plus net debt	-0.21	-0.25

The financial information set out in this quarterly report has not been audited.

DSM Press Release

DSM

Statement of cash flows

EUR million	first quarter 2003		first quarter 2002	
Cash at beginning of period		2,974		1,148
Operating activities:				
- cash flow	169		197	
- change in working capital	-100		34	
- other changes	-31		-71	
	---------		---------	
Net cash provided by operating activities		38		160
Investing activities:				
- capital expenditure	-90		-115	
- divestments	8		12	
- other changes	9		-11	
	---------		---------	
Net cash used in investing activities		-73		-114
Dividend paid		-		-
Net cash provided by / used in financing activities		-9		80
Effects of change in consolidation		39		-3
		---------		---------
Cash at end of period		2,969		1,271

Statement of changes in shareholders' equity

EUR million	first quarter 2003	first quarter 2002
Shareholders' equity at beginning of period	5,142	4,239
Changes:		
- net profit	73	68
- dividend	-6	-119
- exchange rate differences	-28	2
- share buy-backs	-76	-3
- other	2	9
	---------	---------
Shareholders' equity at end of period	5,107	4,196

The financial information set out in this quarterly report has not been audited.